
November 10, 2020

Haiping Hu
Chief Executive Officer
Global Internet of People, Inc.
Room 208 Building 1, No. 28 Houtun Road
Haidian District, Beijing
People's Republic of China

> **Re: Global Internet of People, Inc.**
> **Amendment No. 5 to Registration Statement on Form F-1**
> **Filed October 29, 2020**
> **File No. 333-233745**

Dear Mr. Hu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 29, 2020 letter.

Amendment No. 5 to Registration Statement on Form F-1, filed October 29, 2020

Prospectus Summary
Overview, page 1

1. We note your disclosure that, in late 2019, you began to sell merchandise through your platform, and that "[m]ost of these merchandises are obtained from some of [y]our clients in exchange for collection of [y]our membership fees and consulting fees owed by these clients while the rest of these merchandises are sourced by [you] based on current market trend and demand." To provide context for investors, please quantify the percentage of merchandise sourced from clients compared to the percentage sourced from third parties. Further, in an appropriate place in your filing, please clarify whether you expect to

continue to offer certain clients the option to provide merchandise in lieu of membership fees in future periods, and the expected impact of this practice on your revenues from membership fees.

Exhibit Index
Exhibit 23.1, page II-6

2.   Please make arrangements with your auditor for them to revise their consent to refer to the correct report date.

You may contact Anthony Watson at (202) 551-3318 or Adam Phippen at (202) 551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Jacqueline Kaufman at (202) 551-3797 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ying Li